SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 10, 2017

Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant  to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 10, 2017, entitled “Syneron Candela Announces End of Go-Shop Period.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: May 10, 2017

Syneron Candela Announces End of Go-Shop Period

IRVINE, Calif., May 10, 2017 – Syneron Medical Ltd. (NASDAQ: ELOS) today announced the expiration of the 37-day “go-shop” period under the terms of the previously announced merger agreement, which was entered into on April 2, 2017, pursuant to which Syneron Candela will be acquired by an affiliate of funds advised by Apax Partners (the “Merger Agreement”).  Under the Merger Agreement, Syneron Candela and its representatives were permitted to solicit and engage in negotiations with respect to alternative acquisition proposals until 11:59 p.m. (Israeli Time) on May 9, 2017.

During the “go-shop” period, Syneron Candela, with the assistance of Barclays, engaged in an active and extensive solicitation of 59 potential bidders, both strategic and financial, which resulted in two potential bidders each negotiating and entering into a confidentiality agreement with Syneron Candela.  Syneron Candela did not receive any alternative acquisition proposals during the “go-shop” period, including from the two parties who entered into confidentiality agreements and subsequently confirmed they were not interested in pursuing an acquisition of Syneron Candela.

Beginning at 12:00 a.m. (Israeli Time) on May 10, 2017, Syneron Candela became subject to customary “no-shop” provisions that limit its and its representatives’ ability to solicit alternative acquisition proposals from third parties or to provide confidential information to third parties, subject to customary “fiduciary out” provisions.

The acquisition is expected to be completed during the third quarter of 2017, subject to Syneron Candela shareholder approval and the satisfaction of other customary closing conditions.

About Syneron Candela
Syneron Candela is a leading global non-surgical aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women's intimate health, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape Power, VelaShape, CO2RE, CO2RE Intima, GentleLase, VBeam Perfecta, PicoWay, Profound and elōs Plus.

Founded in 2000 and headquartered in Israel, Syneron Candela has R&D and manufacturing operations in Israel and the U.S. The company markets, services and supports its products in nearly 100 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include statements regarding the expected timing of the proposed acquisition. Such "forward looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected.  Achievement of these results by the Company may be affected by many factors, including, but not limited to, risks and uncertainties regarding the ability to close the proposed transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties' ability to satisfy certain closing conditions, including shareholder and regulatory approvals; the risk that the benefits of the potential transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the Company's business may not perform as expected;  as well as general economic conditions . Additional information regarding these and other factors is contained in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F. The statements made by the Company are based upon management's current expectations and  the Company undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law.
For additional information, please visit http://www.syneron-candela.com.

Important Additional Information about This Transaction and Where to find it
In connection with the proposed transaction, Syneron Candela filed a preliminary proxy statement on Form 6-K with the SEC. It will mail a definitive proxy statement and proxy card to its shareholders and furnish a copy of those materials to the SEC on Form 6-K. Shareholders of Syneron Candela are urged to read the definitive proxy statement and the other relevant material when they become available because they will contain important information about Syneron Candela, Apax Partners, the proposed transaction and related matters. Shareholders are urged to carefully read the definitive proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The definitive proxy statement (when available) may be obtained for free at the SEC's website at www.sec.gov. In addition, the definitive proxy statement will be available, without charge, at Syneron Candela’s website at http://www.syneron-candela.com.

Media and Investor Contacts

Heidi Donato, Cohn & Wolfe (media)
E: Heidi.Donato@cohnwolfe.com
M: +1-516-359-1146
P: +1-516-221-0614

Hugo Goldman, Chief Financial Officer (investors)
Syneron Candela
E: hugo.goldman@syneron-candela.com
P: +972-73-2442200

Zack Kubow (investors)
The Ruth Group
E: zkubow@theruthgroup.com
P: 646-536-7020